

August 31, 2011

<u>Via E-mail</u>
Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, CA 90010

  Re: **Mercury General Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 14, 2011
    File No. 001-12257

Dear Mr. Tirador:

  We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Joel Parker

      Joel Parker
      Accounting Branch Chief